

December 19, 2023

Patrick Hallinan
Executive Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain CT 06053

> **Re: Stanley Black & Decker, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 8-K furnished October 27, 2023**
> **Response dated December 8, 2023**
> **File No. 001-05224**

Dear Patrick Hallinan:

We have reviewed your December 8, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings and Non-GAAP Financial Measures, page 31

1. We note your response to our prior comments 2 and 3. Please provide us further detail as to the amount and nature of the costs incurred that are part of your "supply chain transformation" adjustments in 2023. In this regard, it is not clear what is meant by "footprint rationalization actions" or "complexity reduction" and the type of costs that are included in these items. Also, please revise future filings to quantify the amount of the adjustments related to each type of activity. For example, related to the 2022 reconciliation, please disclose the amount related to integration related costs as well as the voluntary retirement program.

      Please contact Claire Erlanger at 202-551-3301 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing